SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports First Quarter 2024 Financial Results

São Paulo, Brazil, May 14, 2024 - Nu Holdings Ltd. (NYSE: NU), (“Nu” or the “Company”), one of the world's largest digital banking platforms, released today its First Quarter financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 6:00 pm Eastern time/7:00 pm Brasília time.

“In May 2024, we announced reaching the 100 million customer mark, a privilege we earned through our steadfast focus on solving people’s needs with true product innovation and the highest quality of service. Our results for the first quarter of 2024 show how our business model is also fuelled by expanding revenue and stable cost per customer, generating growth in revenue to $2.7 billion and in net income to $379 million. We printed a 23% return-on-equity for Nu Holdings, among best-in-class financial institutions in Latin America, even though our holding company continues to be over-capitalized and our operations in Mexico and Colombia are still in the early phases of getting to profitability. The operations of these new markets are showing more accelerated results in number of customers, deposits, revenue and market share of credit card purchase volume than Brazil in a comparable time frame”, said David Vélez, founder and CEO of Nubank.

Q1’24 Results Snapshot

Below are the Q1’24 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

■	Customer growth: Nu added 5.5 million customers in Q1’24, reaching a total of 99.3 million customers globally by March 31, 2024, compared to 59.6 million only two years ago. Nubank is now the fourth-largest financial institution in Latin America by number of customers, and one of the fastest-growing digital financial services platforms worldwide. After the closing of Q1’24, Nubank announced it had surpassed the mark of 100 million customers in Latin America with over 92 million in Brazil, 7 million in Mexico, and around 1 million in Colombia.
■	Engagement and activity rates: Monthly Average Revenue per Active Customer (ARPAC) grew to $11.4 in Q1’24, a 30% expansion YoY on FX neutral basis (FXN)[1], with more mature cohorts already at $27. Nu continues to develop principality among its customer base and has an activity rate[2] of 83.2%.
■	Low-cost operating platform: Monthly Average Cost to Serve Per Active Customer remained virtually unchanged and below the dollar level at $0.9, demonstrating the strong operating leverage of the business model. The company’s efficiency ratio stood at 32.1% in Q1’24, which strengthens Nu’s position as one of the most efficient companies in Latin America.
■	Asset Quality: in Brazil, consumer credit portfolio’s 15-90 NPL ratio was 5.0%, in line with expectations and historical seasonality. The 90+ NPL ratio was 6.3% also in line with the expected stacking behavior of the early delinquency buckets from previous periods. Part of the growth on NPL has been coming from expansions down the credit spectrum, as the company continues to see meaningful opportunities to expand its credit portfolio aiming for attractive returns and robust resilience. When excluding credit and looking at interest earnings balances only, Nu’s NPL has been trending significantly down both on 15-90 and 90+.

Financial Highlights:

■	Net & Adjusted Income: At a Holding level, Nu continued to drive increased profitability and posted a Net Income for Q1’24 of $378.8 million and an annualized ROE of 23%, compared to a $141.8 million profit in Q1’23. Adjusted Net Income[3] for Q1’24 reached $442.7 million with an annualized adjusted ROE of 27%, compared to an Adjusted Net Income of $182.4 million in Q1’23. Nu is achieving these strong levels of profitability and efficiency, despite maintaining a considerable excess capital of $2.4 billion at the holding level and continuing to make substantial investments in future products and geographic expansion, as the company sees tremendous potential to continue building the largest consumer platform in Latin America. The operations in Brazil alone have a return of equity of over 40%.
■	Revenue: Nu’s revenues in the quarter surged to $2.7 billion, another new record high, which represents a 64% FXN increase from Q1’23. This showcases the company’s unique ability to consistently expand its active customer base while accelerating revenue growth and profitability.
■	Gross Profit: Nu’s gross profit reached another quarterly record high of $1.18 billion, a 76% increase YoY FXN. Gross profit margin stood at 43.2%, from 40.2% in Q1’23.
■	Capital: Nu strengthened its position as one of the best-capitalized players in the region. Its Capital Adequacy Ratios (CARs) have very comfortable margins above regulatory minimums in the countries in which it operates, even without considering the $2.4 billion in excess cash held by Nu Holdings.
■	Liquidity: On March 31, 2024, Nu had an interest-earning portfolio (IEP) of $9.7 billion which rose 86% YoY FXN to the ramp-up of personal loans and credit card receivables in the past 12 months. Total deposits increased to $24.3 billion, while a sustained low cost to deposit underscores Nu’s progress in leveraging the local-currency retail deposit franchises in Brazil and Mexico. Nu’s loan-to-deposit ratio reached 40%, versus 34% in the previous quarter.

Business highlights:

■	Performance and Growth in Brazil: In Brazil, the customer base reached 91.8 million by March 31, 2024, growing 22% in a year. Nu is the fourth-largest financial institution by number of customers in the country, according to Brazilian Central Bank data. By May 2024, after the closing of the quarter, the customer base in the country had surpassed 92 million.
■	International Expansion: In Mexico, customer growth keeps accelerating, amounting to nearly 1.5 million net-adds in the quarter, which contributed to a total of 6.6 million customers in the country. After the closing of Q1’24, Nu Mexico announced it had surpassed the mark of 7 million customers. Mexico is already surpassing Brazil in terms of time to achieve different key KPIs in the same time frame of 19 quarters after launch. In just one year since the launch of Cuenta Nu, Mexico has surpassed Brazil in absolute account holders and penetration of the total population when compared to the same moment of the Brazilian operation. Deposits in Mexico have also soared to surpass $2.3 billion in Q1’24. In the credit card space, Nu has over 3.2 million active credit card customers, outpacing some of the top 3 incumbent banks in the country.

In Colombia, Nu’s customer base surpassed 900,000 customers, and, in only 4 months, over half a million people registered in the launchlist for the savings product Cuenta Nu.

■	Multi-Product Platform: Nu’s product portfolio keeps growing with credit cards, NuAccounts, and personal loans reaching approximately 41 million, 73 million, and 8 million active customers, respectively. There are currently nearly 2 million active insurance policies, and 17 million investment active customers.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the hedge accounting and tax effects related to these items, among others. For more information, please see “Non-IFRS Financial Measures and Reconciliations – Adjusted Net Income Reconciliation".

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 6:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here.

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil.

About Nu

Nu is the world’s largest digital banking platform outside of Asia, serving over 100 million customers across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fight complexity and empower people, Nu caters to customers’ complete financial journey, promoting financial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/.

Contacts

Investors Relations Jörg Friedemann investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 14, 2024